

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2018

<u>Via E-mail</u>
Henry Dubois
Hooper Holmes, Inc.
Chief Executive Officer
560 N. Rogers Road
Olathe, KS 66062

   **Re: Hooper Holmes, Inc.**
     **Registration Statement on Form S-1**
     **Filed December 21, 2017**
     **File No. 333-222205**

Dear Mr. Dubois:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

         Sincerely,

         /s/ Brigitte Lippmann (for)

         John Reynolds
         Assistant Director
         Office of Beverages,
         Apparel and Mining

cc:  Peter Mirakian III, Esq.
    Spencer Fane LLP